BlenderBombs



AN EARLY BIRD OPPORTUNITY TO INVEST IN BLENDER BOMBS.

ONLY 5 DAYS UNTIL THE PUBLIC LAUNCH!

From day one, I have grown Blender Bombs from an idea, to rolling bombs by hand in my very own kitchen, to where we are now, a pinch me moment: Whole Foods nationwide, Amazon, and many more. To continue serving the incredible community we've built + delivering BOMB A$$ FOODS — it's time to level up.

We are excited to announce the official launch of ouR capital raise campaign with WeFunder; what does that mean?

The platform we've chosen to continue to grow our brand is a community driven funding platform that YOU can be a part of.

Before the campaign goes live to the general public, we are sharing the link with you, our most loyal customers. After all — YOU are the reason we are here today!

WE'RE OFFERING A DISCOUNT TO EARLY INVESTORS

J

EXCLUSIVE

Friends Invest First

PUBLIC LAUNCH ON AUG 2 @ 9AM EST

05	20	19	24
DAY	HOUR	MIN	SEC

VIEW OUR DECK & INVEST TODAY

INTERESTED IN INVESTING AT THE $25K OR MORE MARK AND HAVE QUESTIONS?

SCHEDULE A CALL WITH HELEN & OUR CFO

Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

LEARN MORE

About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.